SECU 13025838 MISSION

SEC Mail Processing Section
RECEIVED
SEP 30 2013
WASH, D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68534

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/01/12** (mm/dd/yy) AND ENDING **7/31/13** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Forest Avenue
(No. and Street)

Palo Alto (City) **California** (State) **94301** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dennen **(650) 249-4258**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian Dennen**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2013**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 27th day of Sept 2013, by Brian Dennen, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _______________ **(Seal)**
Notary Public

____
Signature

CEO
Title

PEGGY YEUNG
COMM. # 1866372
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Oct. 24, 2013

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealthfront Brokerage Corporation

Annual Audit Report

July 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Wealthfront Brokerage Corporation

Annual Audit Report

July 31, 2013

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Wealthfront Brokerage Corporation

July 31, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Board of Directors
Wealthfront Brokerage Corporation
Palo Alto, California

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company"), as of July 31, 2013, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealthfront Brokerage Corporation as of July 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has suffered recurring losses from operations and is dependent on Wealthfront Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

September 25, 2013

Wealthfront Brokerage Corporation

Statement of Financial Condition

July 31, 2013

Assets		
Cash and cash equivalents	$	92,428
Deposit with clearing organization		500,000
Prepaid expenses		6,733
Total Assets	$	599,161
Liabilities and Stockholder's Equity		
Accounts payable	$	20,987
Due to related party		93,802
Total Liabilities		114,789
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		1,190,000
Accumulated deficit		(705,728)
Total Stockholder's Equity		484,372
Total Liabilities and Stockholder's Equity	$	599,161

See independent auditor's report and accompanying notes.

Wealthfront Brokerage Corporation

Statement of Income (Loss)

For the Year Ended July 31, 2013

Revenue		
Management fees	$	80,000
Commissions		8,712
Total Revenue		88,712
Operating Expenses		
Clearing fees		193,822
Compensation		172,491
Professional fees		37,490
Regulatory fees		27,835
Rent		14,400
Other operating expenses		14,694
Total Expenses		460,732
Income Before Income Taxes		(372,020)
Income taxes		800
Net Income (Loss)	$	(372,820)

See independent auditor's report and accompanying notes.

Wealthfront Brokerage Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended July 31, 2013

	Common Stock	Additional Paid in Capital	Accumuated Deficit	Total
July 31, 2012	$ 100	$ 645,000	$ (332,908)	$ 312,192
Contributions	-	250,000	-	250,000
Conversion of due to related party to equity	-	295,000	-	295,000
Net income (loss)	-	-	(372,820)	(372,820)
July 31, 2013	$ 100	$ 1,190,000	$ (705,728)	$ 484,372

See independent auditor's report and accompanying notes.

Wealthfront Brokerage Corporation

Statement of Cash Flows

For the Year Ended July 31, 2013

Cash Flows from Operating Activities		
Net income (loss)	$	(372,820)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Management fees		(80,000)
(Increase) decrease in:		
Deposit with clearing organization		(250,000)
Prepaid expenses		334
Increase (decrease) in:		
Accounts payable		3,406
Net Cash Used by Operating Activities		(699,080)
Cash Flows from Financing Activities		
Contributions		250,000
Due to related party		436,392
Net Cash Provided by Financing Activities		686,392
Net Decrease in Cash and Cash Equivalents		(12,688)
Cash and cash equivalents at beginning of year		105,116
Cash and Cash Equivalents at End of Year	$	92,428

Supplemental Disclosures:

Non-cash Financing Activities		
Due to related party converted to equity	$	295,000
Management fees paid by reducing due to related party	$	80,000

See independent auditor's report and accompanying notes.

Wealthfront Brokerage Corporation

Notes to the Financial Statements

July 31, 2013

1. Organization

Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands.

The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and is dependent on its Parent to fund its operations. The Parent intends to raise additional equity and debt financing until positive cash flows are generated from operations.

The Parent is not contractually obligated to continue to provide support. Furthermore, there can be no assurance that the Parent will be successful in securing additional debt financing or raising additional equity. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Deposit with Clearing Organization
Deposit with clearing organization consists of deposit of cash or other short-term securities held by clearing organization or exchange. At July 31, 2013, $500,000 was held in a separate account as a special reserve requirement pursuant to the agreement with Apex Clearing Corporation.

Revenue Recognition
The Company earns its revenue from management fees and commissions. Management fees are recognized when services are provided per the terms of the agreement. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

3. Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined Delaware franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Lease Commitments

The Company leases office space from its Parent on a month-to-month basis. Rent expense was $14,400 for the year ended July 31, 2013.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At July 31, 2013, the Company's net capital was $477,639, which exceeded the requirement by $469,986.

Wealthfront Brokerage Corporation

Notes to the Financial Statements

July 31, 2013

6. Income Taxes

The income tax provision consists of the following:

Current:	
Federal	$ –
State	800
Deferred:	
Tax expense before valuation allowance	148,176
Valuation allowance	(148,176)
Deferred tax expense after valuation allowance	–
Total current and deferred income tax provision	$ 800

Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset ("DTA") will not be utilized and, therefore, has recorded a full valuation allowance.

DTA, net as of July 31, 2013 consists of the following:

	DTA as of July 31 2012	Movement During FY 2013	DTA as of July 31 2013
Net operating loss	$ 288,987	$ 372,020	$ 661,007
Effective rate	39.83%	39.83%	39.83%
Total gross deferred tax asset	115,103	148,176	263,279
Valuation allowance	(115,103)	(148,176)	(263,279)
Net deferred tax asset	$ –	$ –	$ –

As of July 31, 2013, the Company has federal net operating loss carryforwards of $661,007 and state net operating loss carryforwards of $661,007, which will expire at various dates from 2029 through 2032.

The Company is no longer subject to federal tax examinations by tax authorities for years before 2010 and state tax examinations by tax authorities for years before 2009.

7. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement. During the year, $296,619 of expenses were accrued to the Parent related to the expense sharing agreement and other expenses the Parent paid on the Company's behalf.

In April 2013, the Company entered into an agreement with the Parent, to charge a monthly management fee of $20,000 for its services as their broker. For the year ending July 31, 2013, $80,000 of management fees were earned and reduced the amount due to the Parent. During the year, the Company also collected $185,573 of investment advisory fees on the Parent's behalf. The Parent contributed $545,000 to the Company, of which $295,000 was a noncash transaction representing the extinguishment of a portion of the due to related party balance. At July 31, 2013, $93,802 was due to the Parent.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through September 25, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Wealthfront Brokerage Corporation
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of July 31, 2013

Net Capital		
Total stockholder's equity	$	484,372
Less: Non-allowable assets		
Prepaid expenses		6,733
Total non-allowable assets		6,733
Net Capital		477,639
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $114,789 or $5,000 whichever is greater		7,653
Excess Net Capital	$	469,986

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of July 31, 2013)

Net capital, as reported in Company's Part II of Form X-17A-5 as of July 31, 2013	$	479,115
Decrease in stockholder's equity		(1,476)
Net Capital Per Above Computation	$	477,639

See independent auditor's report and accompanying notes.

Wealthfront Brokerage Corporation
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended July 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended July 31, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors
Wealthfront Brokerage Corporation
Palo Alto, California

In planning and performing our audit of the financial statements and supplemental schedules of Wealthfront Brokerage Corporation (the "Company"), as of and for the year ended July 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended July 31, 2013, and this report does not affect our report thereon dated September 25, 2013.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. [signature] + Associates

September 25, 2013